FOIA Confidential Treatment Request Confidential Treatment Requested Under 17 C.F.R. Sections 200.80(b)(4) and 200.83

April 15, 2009

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn.: Mark Shannon, Staff Accountant

100 F Street, NE

Washington D.C. 20549

Re:	Sun Microsystems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 29, 2008
Form 10-Q for the Fiscal Quarter Ended December 31, 2008
Filed February 6, 2009
Form 8-K Filed January 27, 2009
File No. 000-15086

Dear Mr. Shannon:

In response to your letter dated March 18, 2009, we have reviewed the Staff’s comments and questions related to the above-listed filings of Sun Microsystems, Inc. (the “Company” or “Sun”). Our responses to the Staff’s comments are provided below. Please note that this letter omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporation Finance and that asterisks, as indicated below, denote such omissions.

Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of our responses to Comments 1 and 2 below. We request that these portions, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information, disclosure of which would cause Sun competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. All notices, orders and requests for substantiation of this confidential treatment request should be directed to:

Sun Microsystems, Inc.

4150 Network Circle

Santa Clara, California 95054

Attn: General Counsel

Confidential Treatment Requested by Sun Microsystems, Inc.

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Form 10-K for the Fiscal Year Ended June 30, 2008

Business, page 3

1.	We note your response to prior comment 2 indicating that you do not believe you are substantially dependent on the “Fujitsu Contracts,” as you define the term in your response. We note specifically your assertion that “the Advanced Product Line server products covered by the Fujitsu Contracts do not represent the major part of [y]our overall product, software and services offerings.” Please provide us with a quantitative analysis supporting your assertion. In your response, please specifically address what portion of your revenues is derived from the sale of Advanced Product Line server products and, to the extent they are different, what portion of your revenues is derived from the “Fujitsu Contracts.”

In our most recent fiscal year, the fiscal year ended June 30, 2008 (the “2008 Fiscal Year”), revenue from our Advanced Product Line server products was approximately [***]. This represented approximately [***] of our total revenue of approximately $13.9 billion for the 2008 Fiscal Year. The revenue figures provided above do not differ from the revenues derived under the “Fujitsu Contracts” as defined in our prior response letter dated February 26, 2009.

Form 10-Q for the Fiscal Quarter ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Other Long-Lived Assets, page 32

Business, page 3

2.	We have read your response to prior comment number 6 and note that you make the following statements:

•

“We believe that disclosing the individual impacts of changes in underlying assumptions on cash flows, discount factors and long-term growth rates would be potentially misleading to a user of the financial statements, due to their complex inter-relationships.”

•	“As a result of these factors, we believed that there would be no additional value to the financial statement reader in disclosing sensitivities to our assumptions.”

Please expand upon your position regarding the assumptions highlighted above by explaining how you analyzed specific sensitivity to change based on other outcomes that are reasonably likely to occur and would have a material effect. In addition, tell us whether your valuation model is particularly sensitive to any of the highlighted assumptions.

Confidential Treatment Requested by Sun Microsystems, Inc.

SUN04152009

As part of our goodwill impairment test for our fiscal quarter ended September 28, 2008 (“Q1FY09”), we developed detailed product line and functional unit forecasts through a combination of input from our business unit owners, sales force, functional unit management, and executive management. These forecasts represented our best view of our business at that time. However, these forecasts (using any reasonable discount rates or long-term growth rates) resulted in a significantly higher enterprise value than that implied by our market capitalization. As a result, we considered whether there were other outcomes with respect to forecast levels of cash flows that were reasonably likely to occur. We reviewed analyst reports covering Sun (both before and after our November 14, 2008 reorganization announcement) to identify the likely sources of valuation differences, and as a result, we adjusted our internal forecasts to moderate our internal expectations and bring them more in line with analyst expectations.

The resulting forecasts which were used in our goodwill impairment test indicated that we had full impairment in our Systems reporting unit and no impairment in our other two reporting units, Services and Software.

To test the sensitivity of these results to other outcomes which were reasonably likely to occur, we sensitized our forecasts for changes to:

•	revenue growth rates and gross margin rates across our major product lines,

•	overhead growth and allocation assumptions,

•	discount rates, and

•	long-term growth rates.

None of these sensitized forecasts resulted in different conclusions with respect to goodwill impairment.

We also evaluated the extent to which key assumptions (cash flows, discount rates, and long-term growth rates) would have needed to change, without regard to changes in other assumptions, in order to change the final goodwill impairment test results and conclusions for each reporting unit. Based on the results of this evaluation (see below), and because we had full impairment in our Systems reporting unit and no impairment in either our Software or Services reporting units, we concluded that our valuation model was not very sensitive to changes in these assumptions.

The extent of the changes that would have resulted in different goodwill impairment charges, and our conclusions (and rationale for why these results were not considered reasonable) are detailed below:

Confidential Treatment Requested by Sun Microsystems, Inc.

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Systems

The estimated fair value of our Systems reporting unit would have needed to increase by at least [***] to impact the amount of the goodwill impairment charge related to our Systems reporting unit. To increase the estimated fair value of our Systems reporting by at least [***], any one of our key assumptions would have needed to change by the following amounts:

•

Discount rate – The discount rate utilized would have needed to be below [***] (compared to [***] utilized in our final goodwill impairment model). This would have resulted in a discount rate substantially below Sun’s internal weighted average cost of capital (“WACC”) and that of our competitors. As a result, we did not believe this was a reasonable scenario.

•

Long-term growth rate – The long term growth rate utilized would have needed to be above [***] (compared to [***] utilized in our final goodwill impairment model). This is above the maximum long-term growth rates that Sun has used for any of our acquisitions or internal financial models. As a result, we did not believe this was a reasonable scenario.

•

Cash flows – Yearly cash flow would have needed to increase by at least [***] (or annual revenue growth rates would have needed to increase by at least [***]) in each year of our five-year forecast period compared to amounts used in our final goodwill impairment model. This was significantly outside the range of growth rates that we considered in any version of our internal forecasts.

Software

The estimated fair value of our Software reporting unit would have needed to decrease by at least [***] to result in any goodwill impairment in our Software reporting unit. To decrease the estimated fair value of our Software reporting by at least [***], any one of our key assumptions would have needed to change by the following amounts:

•

Discount rate – The discount rate utilized would have needed to be above [***] (compared to [***] used in our final goodwill impairment model). This would have resulted in a discount rate substantially above Sun’s internal WACC and that of our competitors. We believed we had already applied an appropriate risk premium to our competitors ([***]) related to the early stage of some of these product lines and high expected growth rates. We noted that a [***] discount rate is higher than those that we have used for historical software transactions for any but the most immature companies.

•

Long-term growth rate – The long term growth rate utilized would have needed to be below [***] (compared to [***] used in our final goodwill impairment model). A negative long-term growth rate is outside of our normal valuation parameters and we did not believe this reflected the expected continued growth of our software business. As a result, we did not believe this was a reasonable scenario.

•

Cash flows – Yearly cash flow would have needed to decrease by at least [***] (or annual revenue growth rates would have needed to decrease by at least [***]) in each year of our five-year forecast period compared to amounts used in our final goodwill impairment model. This was significantly outside the range of growth rates that we considered in any version of our internal forecasts.

Confidential Treatment Requested by Sun Microsystems, Inc.

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Services

The estimated fair value of our Services reporting unit would have needed to decrease by at least [***] to result in any goodwill impairment in our Services reporting unit. To decrease the estimated fair value of our Services reporting unit by at least [***], any one of our key assumptions would have needed to change by the following amounts:

•

Discount rate – The discount rate utilized would have needed to be above [***] (compared to [***] used in our final goodwill impairment model). This would have resulted in a discount rate substantially above Sun’s internal WACC and that of our competitors ([***]). We believed we had already applied an appropriate risk premium related to our overall business and that our Services discount rate should reflect less risk than our Systems sales due to recurring maintenance and other recurring services contracts.

•

Long-term growth rate – The long term growth rate utilized would have needed to be below [***] (compared to [***] used in our final goodwill impairment model). A negative long-term growth rate is outside of our normal valuation parameters and we did not believe this reflected the expected continued growth of our services business. As a result, we did not believe this was a reasonable scenario.

•

Cash flows – Yearly cash flow would have needed to decrease by at least [***] (or annual revenue growth rates would have needed to decrease by at least [***]) in each year of our five-year forecast period compared to amounts used in our final goodwill impairment model. Given the already low expected growth rates for our Services business, this was significantly outside the bounds of growth rates that we considered in any version of our internal forecasts.

Inter-Relationship of Key Assumptions

In analyzing specific sensitivities to change, we also took into consideration the potential impact of inter-related changes in our key assumptions. We concluded that, for the amount of the goodwill impairment charge to change, at least one of these key assumptions would need to have been outside the range of the parameters that we thought were reasonably likely to occur based on our business plans, long-term growth rates used in our internal financial modeling, or WACC as adjusted for reasonable risk premiums to our competitors.

We also took into consideration the fact that these assumptions are complex and inter-related and a clear, concise explanation of the impact of individual assumption changes would have been difficult. For instance:

•

For the purposes of our goodwill impairment test, we reconcile the sum of our reporting unit fair values to our overall company enterprise value as of the date of the test. Changing only the value of an individual assumption such as discount rate, long-term growth rate, or cash flows for one reporting unit would change the value of that reporting unit and as a result we would no longer reconcile to our overall company enterprise value without adjustment to another reporting unit.

Confidential Treatment Requested by Sun Microsystems, Inc.

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•

In determining the appropriate discount factors and long-term growth rates used in our model we consider market/competitor averages, the risk associated with our forecasted cash flows, and the expected longer-term performance of our reporting units in light of the overall market.

•

Because these variables are inter-related, it is unlikely that we would make any changes to (1) discount rates without changing the timing and amounts of cash flows; (2) long-term growth rates without changing the growth rates utilized during the 5 year forecast period; or (3) the timing and amounts of cash flows without changing either the discount rates or the long-term growth rates utilized for each reporting unit.

•

There is some inter-relationship of forecasted cash flows and revenue growth rates between our reporting units (for example, if we have large declines in Systems revenue, we expect this to result in lower revenue in our Services reporting unit in the future).

Because changing any key assumption without consideration of its impact on the rest of our assumptions results in the sum of the reporting unit fair values not reconciling to Sun’s total market capitalization (and because it is unlikely that we would have changed any individual key assumption without considering its impact on the other key assumptions), we would have needed to revalidate all other assumptions, including long-term growth rates, cash flows, and discount rates for all of our reporting units. This would have resulted in changes to these other assumptions. As a result of this complexity of measurement, we did not disclose the sensitivity of specific variables in our goodwill impairment test in our Form 10-Qs for either Q1FY09 or our fiscal quarter ended December 28, 2008 (“Q2FY09”).

In our Form 10-Q for Q2FY09, however, we disclosed the key factors that we believed could result in changes in our goodwill impairment test results in the future: a sustained decline in our market capitalization, further weakening of the global economy, continued weakness in the network computing industry, or failure of Sun to reach our internal forecasts.

Form 8-K Filed January 27, 2009

Exhibit 99.1

3.	Please confirm that, in the future, you will consider specific disclosure regarding the reasons for changing non-GAAP measures used in your earnings releases.

We confirm that in the future, we will consider specific disclosure regarding the reasons for changing non-GAAP measures used in our earnings releases.

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Confidential Treatment Requested by Sun Microsystems, Inc.

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•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Craig Norris, Vice President, Corporate Law, or Kalyani Chatterjee-Tandon, Corporate Controller and Chief Accounting Officer or the undersigned at (650) 960-1300 if you should have any further comments or questions concerning this matter.

Sincerely,

/s/ MICHAEL E. LEHMAN
Michael E. Lehman
Chief Financial Officer and Executive Vice President, Corporate Resources

CC:	Lisa Portnoy, Ernst & Young
Katharine Martin, Wilson Sonsini Goodrich & Rosati
Kalyani Chatterjee-Tandon, Sun Microsystems, Inc.
Craig Norris, Sun Microsystems, Inc.

Confidential Treatment Requested by Sun Microsystems, Inc.

SUN04152009